FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS

Exhibit 1	TransAlta Posts Material Change Report

FORM 27
MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

The name and address of the reporting issuer is:

TransAlta Corporation

110  12th Avenue S.W.

Calgary, Alberta

T2P 2M1
(the "Corporation")

Item 2. Date of Material Change:

May 23, 2002.

Item 3. News Release:

Filed on Canada Newswire on May 23, 2002.

Item 4. Summary of Material Change:

On May 23, 2002, the Corporation announced that it has received the arbitrators' decision with respect to the dispute under the power purchase arrangement for its Wabamun facility (the "Wabamun PPA").

Item 5. Full Description of Material Change:

On May 23, 2002, the Corporation announced that it has received the arbitrators' decision with respect to the dispute under the Wabamun PPA. The dispute arose because of the shut down of Wabamun Unit No. 4 during the period from January 1, 2001 to June 8, 2001. The arbitrators ruled that the shut down qualified as a high-impact, low probability event under the force majeure provisions of the Wabamun PPA, however, the arbitrators concluded that Unit No. 4 should have been returned to service at an earlier date. Accordingly, the Corporation will be required to pay to the holder of the Wabamun PPA approximately $30 million and will be required to refund approximately an additional $8.5 million to the Alberta Balancing Pool. The Corporation will take an after tax earnings per share charge of approximately $0.13 in the second quarter of 2002 as a result of the decision.

Item 6. Reliance on Confidentiality Provisions of the Acts:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Senior Officer knowledgeable about the Material Change and this Report:

For further information, please contact Mr. Ian A. Bourne, Executive Vice President & Chief Financial Officer of the Corporation, at the above-mentioned address or at (403) 267-7979.

Item 9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED May 31 , 2002 at Calgary, Alberta.

TRANSALTA CORPORATION
By:/s/Ian A. Bourne

Ian A. Bourne

Executive Vice President & Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Ken Stickland

(Signature)

Ken Stickland, Executive Vice President, Legal

Date: May 31, 2002